Mail Stop 4561

June 29, 2007

Daniel R. Fishback
President and Chief Executive Officer
DemandTec, Inc.
One Circle Star Way, Suite 200
San Carlos, California 94070

Re: DemandTec, Inc.
Registration Statement on Form S-1
Filed on May 24, 2007
File No. 333-143248

Dear Mr. Fishback:

    We have reviewed your Form S-1 have the following comments regarding the
Management and Executive Compensation disclosures, which are being provided to you
in addition to the comments issued in our initial letter dated June 26, 2007.

Management, page 57

Director Compensation, page 61

1. Please clarify whether the board committee chairs received additional
    compensation for service as chair persons in fiscal year 2007. We note that the
    table does not reflect any additional payments in this regard.

2. Please disclose the aggregate number of option awards outstanding at fiscal year
    end. See the instruction to Item 402(k)(2)(iii) and (iv).

Compensation Discussion and Analysis, page 63

3. Please expand to discuss in greater detail the role of Mr. Fishback, as chief
    executive officer, in the compensation process as disclosed on page 65 and the
    level of discretion that the Compensation Committee has in paying discretionary
    bonuses or reducing bonus amounts as discussed on page 67. Refer to Item
    402(b)(2)(ix) of Regulation S-K.

4. Please provide disclosure pursuant to Item 402(b)(2)(vi) of Regulation S-K discussing how your equity-based incentive program fits with other elements of compensation and how such incentives affect decisions regarding such other elements.

5. Please revise to identify the benchmark used in setting compensation for fiscal year 2007 as well as the peer group for that year. We note that you have provided peer group information for 2008. See Item 402(b)(2)(xiv) of Regulation S-K.

6. We note your reference on page 66 to your Executive Management Team Compensation Plan. Though you discuss the determinations made by the compensation committee with respect to cash bonuses issued to Messrs. Crouch and Dai, you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation. Please discuss the specific items of company performance and individual objectives used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals and individual objectives. You may omit specific targets so long as you provide an analysis as to why disclosure of such would result in competitive harm to DemandTec pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Further, please discuss the level of difficulty in achieving such performance goals or individual objectives. In this regard, your statement that you believe the performance criteria to be "challenging but attainable" does not convey the level of difficulty in a meaningful manner. Please see Items 402(b)(2)(v) - (vii) of Regulation S-K and note that qualitative goals generally need to be presented to conform to these requirements.

7. The compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer you to Section II.B.1. of Release No. 33-8732A. In this regard, we note some disparity between Mr. Crouch's compensation and that of the other named executive officers, other than the chief executive officer. Given this, we would expect to see a more detailed discussion of how and why Mr. Crouch's compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Summary Compensation Table, page 70

8. Please provide a narrative description of any material factors necessary to an understanding of the summary compensation table and grants of plan-based awards table. See Item 402(e) of Regulation S-K.

9. Tell us whether Mr. Fishback received compensation for serving as a director of DemandTec. If Mr. Fishback was awarded compensation for serving in this capacity, we would expect to see appropriate disclosure in the "Director Compensation" table or the "Summary Compensation Table."

Please address your comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc:	Via facsimile: 650-463-5354
	Robert V. Gunderson, Jr., Esq.
	Craig M. Schmitz, Esq.
	Matthew C. Bonner, Esq.
	Gunderson Dettmer Stough
	Villeneuve Franklin & Hachigian, LLP